Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact: Johnny Walker President/CEO (858) 549-6340 rfi@rfindustries.com	Investor Contact: Robert Jacobs Jacobs Consulting (310) 927 3108 robert.jacobs@jacobscon.com

RF Industries Reports Second Quarter Results

Declares Quarterly Cash Dividend of $0.02 per Common Share

San Diego, California, June 14, 2016 -- RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the fiscal second quarter ended April 30, 2016.

Second Quarter Results

Sales for the second quarter increased 2%, or $143,000, to $7.7 million compared to sales of $7.6 million for the same quarter last year. Income from continuing operations was $69,000, or $0.01 per diluted share, compared to income from continuing operations of $364,000, or $0.04 per diluted share in the same quarter last year. A loss from discontinued operations of $182,000, or $0.02 per share, primarily associated with the announced closure of the Company’s Bioconnect Division in March 2016, contributed to a second quarter net loss of $113,000, or $0.01 per share. In the second quarter last year, income from discontinued operations of $84,000, or $0.01 per share, contributed to net income of $448,000, or $0.05 per diluted share. The Company’s new Rel-Tech subsidiary contributed sales of $1.8 million during the second quarter and the Comnet subsidiary added sales of $2.4 million. Second quarter operating profit of these two new divisions more than offset the operating loss at the RF Connectors and Cable Assembly segment, where sales continue to be affected by the slowdown in wireless infrastructure investment. The Company did not own Rel-Tech in the second quarter last year.

Gross profit for the second quarter of 2016 was $2.4 million, or 30% of sales, compared to gross profit of $2.9 million, or 38% of sales in the same period last year. Overall gross profit declined primarily due to lower sales and lower margins at the Connector and Cable Assembly segment and a higher sales contribution by the Custom Cabling Manufacturing and Assembly segment. The Custom Cabling Manufacturing and Assembly segment, which includes the Cables Unlimited, Rel-Tech and Comnet divisions, historically has had lower margins than the Connector and Cable Assembly segment.

Operating expenses for the second fiscal quarter were $2.4 million, or 31% of sales, compared to $2.3 million or 30% of sales in the same quarter last year. The increase is mainly attributable to the operating expenses of Rel-Tech, which the Company did not own in the comparable quarter of 2015.

CEO Comments

Johnny Walker, President and CEO said, "We improved the Company’s operating profitability in our second fiscal quarter, compared to our recent first fiscal quarter, by substantially reducing operating losses at the RF Connector and Cable Assembly and Cables Unlimited divisions. The sale and closure of Aviel and Bioconnect, respectively, earlier this year, has enabled the Company to reduce expenses and improve profitability at our remaining core business segments. The results of these actions, along with other cost saving initiatives, reduced our pre-tax operating loss from continuing operations to $50,000, compared to a pre-tax operating loss from continuing operations of $611,000 (as reported) in the first quarter of 2016.

"Going forward, the Company is focused on increasing sales growth at the Custom Cabling Manufacturing and Assembly segment, now our largest business operation, and enhancing our distribution and OEM customer base at RF Connector and Cable Assembly segment. To accomplish this, we are actively exploring sales opportunities for all Company segments through direct demand creation efforts and partnerships with other companies in the Distributed Antenna Systems (DAS) market, specifically in the public safety sector. Additionally, the Company is pursuing new and existing opportunities and targeting additional OEM expansion into international markets, including Europe and Mexico, with newly designed solutions for fiber optics, cable assemblies and DAS components."

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7610 Miramar Road, San Diego, CA 92126-4202 $ (858) 549-6340 $ (800) 233-1728 $ FAX (858) 549-6345

E-mail: rfi@rfindustries.com $ Internet: www.rfindustries.com

RF Industries Reports Second Quarter Results

June 14, 2016

Page Two

Six Months Results

For the first half of fiscal 2016, sales increased 4%, or $610,000, to $14.5 million compared to sales of $13.9 million for the same period last year. The Company had loss from continuing operations of $247,000, or $0.03 per share, compared to income from continuing operations of $306,000, or $0.04 per share in the same period last year. Losses from discontinued operations of $220,000 or $0.02 per share, primarily associated with the closure of the Bioconnect division, resulted in a net loss of $467,000, or $0.05 per share. In the first half last year, net income from discontinued operations of $208,000, or $0.02 per share, contributed to net income of $514,000, or $0.06 per share. The Company’s Rel-Tech subsidiary achieved sales of $3.3 million and the Comnet subsidiary added sales of $4.6 million in the first half of fiscal 2016. The Company did not own Rel-Tech in the same period last year.

Gross profit for the first half of fiscal 2016 was $4.4 million, or 30% of sales, compared to gross profit of $5.1 million, or 37% of sales, in the first half last year. The decline in gross profit is primarily the result of lower sales and margins at the Connector and Cable Assembly segment and higher sales of typically lower margin products in the Custom Cabling Manufacturing and Assembly Segment.

Operating expenses for the first half of fiscal 2016 increased by $385,000 to $5.0 million, or 35% of sales, from $4.6 million, or 33% of sales in the same period last year, primarily due to expenses incurred at Rel-Tech, a division that the Company did not own in the comparable period in 2015.

Financial Data; Dividends

At April 30, 2016, the Company reported working capital of $14.4 million, including cash and cash equivalents of $5.0 million, a current ratio of approximately 5.4-to-1, no long-term debt and stockholders' equity of $25.1 million. During the first half of fiscal 2016, the Company paid out cash dividends of $0.09 per share, or $787,000, to common stock shareholders.

At its June 8, 2016 meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per common share, payable July 15, 2016 to shareholders of record on June 30, 2016. All cash dividends are made at the discretion of our Board of Directors, subject to applicable laws, and depend on a number of factors, including our financial condition, results of operations, capital requirements, plans for future acquisitions, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, and industrial. The Company's products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, and wiring harnesses. The Company's connectivity products are used throughout the growing and evolving wireless infrastructure. Through its newly acquired Rel-Tech Electronics, Inc. and Comnet Telecom Supply, Inc. subsidiaries, the Company also manufactures and sells other cabling technologies and data center equipment solutions. The Company is headquartered in San Diego, California with operations in Yaphank, New York, and East Brunswick, New Jersey and Milford, Connecticut. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the Company's reliance on certain distributors for a significant portion of anticipated revenues, the Company’s ability to penetrate the Distributed Antenna Systems (DAS) market; its ability to expand its OEM relationships into international markets; and the success it has with newly designed solutions for fiber optics, cable assemblies and DAS components. . Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED) (In thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
	2016	2015	2016	2015
Net sales	$7,735	$7,592	$14,519	$13,909
Cost of sales	5,383	4,735	10,144	8,824
Gross profit	2,352	2,857	4,375	5,085
Operating expenses:
Engineering	179	188	340	368
Selling and general	2,251	2,065	4,684	4,271
Total Operating Expenses	2,430	2,253	5,024	4,639
Operating income (loss)	(78)	604	(649)	446
Other income	28	10	28	15
Income (loss) from continuing
operations before provision for income taxes	(50)	614	(621)	461
Provision (benefit) for income taxes	(119)	250	(374)	155
Income (loss) from continuing operations	69	364	(247)	306
Income (loss) from discontinued operations, net of tax	(182)	84	(220)	208
Net income (loss)	$(113)	$448	$(467)	$514
Earnings (loss) per share - Basic:
Continuing operations	$0.01	$0.04	$(0.03)	$0.04
Discontinued operations	(0.02)	0.01	(0.02)	0.02
Net income (loss) per share	$(0.01)	$0.05	$(0.05)	$0.06
Earnings (loss) per share - Diluted:
Continuing operations	$0.01	$0.04	$(0.03)	$0.04
Discontinued operations	(0.02)	0.01	(0.02)	0.02
Net income (loss) per share	$(0.01)	$0.05	$(0.05)	$0.06
Weighted average shares outstanding:
Basic	8,759,570	8,509,970	8,738,012	8,395,952
Diluted	8,759,570	8,883,182	8,738,012	8,773,667

RF INDUSTRIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	Apr. 30,	Oct. 31,
	2016	2015
		(audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,021	$7,595
Trade accounts receivable, net	4,015	3,980
Inventories	6,810	6,928
Other current assets	1,412	728
Deferred tax assets	426	426
TOTAL CURRENT ASSETS	17,684	19,657
Property and equipment, net	807	921
Goodwill	5,913	5,913
Amortizable intangible assets, net	3,924	4,268
Non-amortizable intangible assets	1,387	1,387
Note receivable from stockholder	—	67
Other assets	175	39
TOTAL ASSETS	$29,890	$32,252
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,094	$1,493
Accrued expenses	2,166	2,868
TOTAL CURRENT LIABILITIES	3,260	4,361
Deferred tax liabilities	1,143	1,143
Other long-term liabilities	377	377
TOTAL LIABILITIES	4,780	5,881
COMMITTMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, authorized 20,000,000 shares of $0.01 par
value; 8,835,483 and 8,713,664 shares issued and outstanding
at April 30, 2016 and October 31, 2015, respectively	88	87
Additional paid-in capital	19,121	19,129
Retained earnings	5,901	7,155
TOTAL STOCKHOLDERS' EQUITY	25,110	26,371
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,890	$32,252